SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated February 2, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, February 2, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Telecom Argentina S.A.

Relevant Matter

I am writing to you as  Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or “the Company”), with registered office at Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today the Company has taken due notice of the acceptance by Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A, in their character as lenders, Citigroup Global Markets Inc., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as joint bookrunners and lead arrangers, Citibank N.A. as administrative agent and the Branch of Citibank N.A, established in the Republic of Argentina, as onshore custody agent, of the loan solicitation performed by the Company for an amount up to US$ 1.000.000.000, as requested in a timely manner by the Company in one or more disbursements, and with a 12-month term.

The proceeds from the loan will be used by the Company for the integration of working capital, investments in physical assets or other general corporate purposes. For its part, the disbursed capital will accrue compensatory interest at an annual rate equivalent to LIBOR plus the following margin: 1.25 percentage points during the first 4 months, 1.50 percentage points, during the following two months, 1.75 percentage points during the following 3 months and 2.25 percentage points during the last 3 months prior to the Expiration Date; and they will be payable quarterly or semiannually, as the Company may choose at the time of requesting the disbursement, in arrears.

Additionally, as provided for in the loan offer, today the Company has notified the Administrative Agent of its intention to request a disbursement of the loan, in the amount of US$ 650,000,000, for February 9, 2018.

Finally, we inform you that the Board of Directors of the Company has approved the financing in the terms described in the loan offer at its meeting held on January 31, 2018.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	February 2, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations